SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-3)

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

INDEPENDENCE HOLDING COMPANY

(Name of the Issuer)

Independence Holding Company

Geneve Holdings, Inc.

Geneve Corporation

Geneve Acquisition Corp.

Argent Investors Management Corp.

SIC Securities Corp.

SMH Associates Corp.

Steven B. Lapin

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

453440307

(CUSIP Number of Class of Securities)

Independence Holding Company 96 Cummings Point Road Stamford, CT 06902 Telephone: (203) 358-8000 Attn: Teresa A. Herbert, President

Geneve Holdings, Inc.

Geneve Corporation

Geneve Acquisition Corp.

Argent Investors Management Corp.

SIC Securities Corp.

SMH Associates Corp.

Steven B. Lapin

96 Cummings Point Road

Stamford, CT 06902

Telephone: (203) 358-8000

With copies to:

Ilan Katz, Esq. Brian Lee, Esq. Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 Telephone: (212) 768-6700	Jeffrey Nadler, Esq. Nir Servatka, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, NY 10022 Telephone: (212) 588-5500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation* $334,516,933	Amount of Filing Fee** $31,009.72

*Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, as amended. The transaction value was determined based upon the sum of (a) 5,539,610 shares of common stock of Independence Holding Company, par value $1.00 per share (the “Shares”), multiplied by $57.00 per Share, (b) stock options to purchase 659,080 Shares multiplied by $24.35 per Share (which is the difference between $57.00 and the weighted average exercise price of $32.65 for such Shares), (c) 19,800 Shares underlying restricted stock units multiplied by $57.00 per Share and (d) 53,900 Shares underlying stock appreciation rights to be settled in connection with the transaction multiplied by $29.35 per Share (which is the difference between $57.00 and the weighted average strike price of $27.65 for such stock appreciation rights).

**The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2022, was calculated by multiplying $334,516,933 by .0000927.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $31,009.72
Form or Registration No.: Schedule 14A (File No. 001-32244)
Filing Party: Independence Holding Company
Date Filed: November 24, 2021

neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this schedule 13e-3. any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each a “Filing Person,” and collectively the “Filings Persons”): (i) Independence Holding Company (the “Company”), a Delaware corporation and the issuer of the shares of common stock, par value $1.00 per share (the “Shares”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) Geneve Holdings, Inc., a Delaware corporation (“Parent”); (iii) Geneve Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Parent; (iv) Geneve Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Geneve Corporation (“Merger Sub”); (v) Argent Investors Management Corp., a New York corporation and an indirect wholly-owned subsidiary of Parent (“Argent”); (vi) SIC Securities Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“SIC”); (vii) SMH Associates Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“SMHA”); and (viii) Steven B. Lapin, an individual and a director and vice-chairman of the Company.

As of December 31, 2021, Parent, indirectly through Argent, SIC and SMHA, is the largest stockholder of the Company and owns in the aggregate 9,145,226 Shares, which represents approximately 62% of the total issued and outstanding Shares of the Company (the “Parent Group Shares”).

On November 9, 2021, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and becoming an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”). Merger Sub was formed solely for the purpose of the Merger. If the Merger is completed, the Company, as the Surviving Corporation, will continue its operations under the name “Independence Holding Company” as a privately-held company indirectly owned by Parent. As a result of the Merger, the Shares will no longer be traded on the New York Stock Exchange.

The board of directors of the Company (the “Board”) (other than Steven B. Lapin, Teresa A. Herbert and Roy T.K. Thung, who are also directors and/or officers of Parent and recused themselves from the vote of the Board), based in part on the unanimous recommendation of a special committee of the Board comprised solely of independent and disinterested directors (the “Special Committee”), has unanimously (a) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and the holders of Shares (other than the Shares held by Parent and its wholly-owned subsidiaries), (b) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, and (c) resolved to recommend that the holders of capital stock of the Company vote “FOR” the proposal to adopt the Merger Agreement.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the affirmative vote of (i) the holders of a majority of the issued and outstanding Shares entitled to vote and (ii) the holders of a majority of the issued and outstanding Shares, other than the Parent Group Shares and Shares beneficially owned by any affiliate of Parent. Concurrently with the execution of the Merger Agreement, each of SIC, Argent and SMHA entered into a Support Agreement with the Company, pursuant to which, among other things, each such entity agreed to vote all of the Shares over which it has voting power for the adoption of the Merger Agreement.

If the Merger is completed, at the effective time of the Merger (the “Effective Time”):

(a) each Share that is issued and outstanding immediately prior to the Effective Time will be canceled and cease to exist at the Effective Time and the holder thereof will have the right to receive US$57.00 per Share in cash, without interest (the “Per Share Merger Consideration”), other than (i) the Parent Group Shares, (ii) the Shares owned or held in treasury immediately prior to the Effective Time by the Company or any wholly-owned subsidiary of the Company (“Treasury Shares”), and (iii) Shares issued and outstanding immediately prior to the Effective Time (other than Treasury Shares) and held by a holder of record who did not vote in favor of the adoption of the Merger Agreement and is entitled to demand and validly demands appraisal of such Shares pursuant to, and complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware, a copy of Section 262 is attached as Appendix C to the Proxy Statement and is incorporated herein by reference;

(b) each option to purchase Shares (a “Stock Option”) granted under the Independence Holding Company 2016 Stock Incentive Plan (the “2016 Plan”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the per-share exercise price for such Stock Option multiplied by (ii) the total number of Shares underlying such Stock Option, less applicable taxes required to be withheld with respect to such payment;

(c) each share appreciation right granted pursuant to the 2016 Plan that is outstanding immediately prior to the Effective Time (a “SAR”) will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the per-share exercise price linked to such SAR multiplied by (ii) the total number of Shares linked to such SAR immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment; and

(d) each restricted stock unit granted pursuant to the 2016 Plan (a “RSU”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive an amount in cash, without interest, equal to the sum of (i) any accrued but unpaid cash in respect of dividend equivalent rights representing fractional Shares with respect to such RSU plus (ii) the product of (A) the total number of Shares underlying such RSU (including any dividend equivalent units credited in respect of the RSUs) multiplied by (B) the Per Share Merger Consideration, less applicable taxes to be withheld with respect to such payment.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Schedule 13E-3 shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.   Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.   Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone of its principal executive offices are as follows:

Independence Holding Company

96 Cummings Point Road

Stamford, CT 06902

Telephone: (203) 358-8000

(b) Securities. The subject classes of equity securities are the shares of common stock of the Company. As of December 31, 2021, 14,760,044 shares of common stock were outstanding.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Independence Holding Company – Market Price of the Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Dividends”

“The Merger Agreement – Conduct of Business Pending the Merger”

“Important Information Regarding Independence Holding Company – Dividends”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Independence Holding Company – Issuer Purchases of Equity Securities”

Item 3.   Identity and Background of Filing Person.

(a) Name and Address.

The business address and business telephone for each of Geneve Holdings, Inc., Geneve Corporation, Geneve Acquisition Corp., Argent Investors Management Corp., SIC Securities Corp., SMH Associates Corp., and Steven B. Lapin are:

96 Cummings Point Road

Stamford, CT 06902

Telephone: (203) 358-8000

The business address and business telephone for Independence Holding Company, the subject company, are:

96 Cummings Point Road

Stamford, CT 06902

Telephone: (203) 358-8000

(b) – (c) Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger – Independence Holding Company”

“The Parties to the Merger – Geneve Holdings, Inc.”

“The Parties to the Merger – Geneve Acquisition Corp.”

“The Parties to the Merger – Business and Background of Natural Persons Related to the Company”

“The Parties to the Merger – Business and Background of Persons Related to the Geneve Group Filing Persons”

Item 4.   Terms of the Transaction

(a)(1) Tender Offers. Not applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Geneve Group Members’ Purposes and Reasons for the Merger”

“Special Factors – Position of the Geneve Group as to Fairness of the Merger”

“Special Factors – Plans for the Company After the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors – Support Agreements”

“Special Factors – Accounting Treatment of the Merger”

“Special Factors – Material U.S. Federal Income Tax Consequences”

“The Special Meeting – Required Vote”

“The Merger Agreement – Effect of the Merger on the Shares of Common Stock of the Company and Merger Sub”

“The Merger Agreement – Payment for the Common Stock in the Merger”

“The Merger Agreement – Conditions to the Merger”

Appendix A: Merger Agreement

Appendix D: Form of Support Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors – Support Agreements”

“The Merger Agreement – Effect of the Merger on the Shares of Common Stock of the Company and Merger Sub”

“The Merger Agreement – Treatment of Company Equity Awards”

“Advisory Vote on Golden Parachute Compensation”

Appendix D: Form of Support Agreement

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Rights of Appraisal”

Appendix C: Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for Unaffiliated Security Holders. Not applicable.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background to the Merger”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Merger”

“The Parties to the Merger – Company Transactions with the Geneve Group Filing Persons”

“Important Information Regarding Independence Holding Company – Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding Independence Holding Company – Transactions Between the Company and the Geneve Group Members”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Support Agreements”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“The Merger Agreement”

Appendix A: Merger Agreement

Appendix D: Form of Support Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Merger ”

“Special Factors – Support Agreements”

“The Parties to the Merger – Company Transactions with the Geneve Group Filing Persons”

“The Merger Agreement”

“Important Information Regarding Independence Holding Company – Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding Independence Holding Company – Transactions Between the Company and the Geneve Group Members”

Appendix A: Merger Agreement

Appendix D: Form of Support Agreement

Item 6.   Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Plans for the Company After the Merger”

“Special Factors – Certain Effects of the Merger”

“The Merger Agreement – Effect of the Merger on the Shares of Common Stock of the Company and Merger Sub”

“The Merger Agreement – Treatment of Company Equity Awards”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Geneve Group Members’ Purposes and Reasons for the Merger”

“Special Factors – Position of the Geneve Group as to Fairness of the Merger”

“Special Factors – Plans for the Company After the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement – Structure of the Merger”

“The Merger Agreement – Effect of the Merger on the Shares of Common Stock of the Company and Merger Sub”

“The Merger Agreement – Treatment of Company Equity Awards”

“The Merger Agreement – Payment for the Common Stock in the Merger”

“Important Information Regarding Independence Holding Company – Dividends”

“Delisting and Deregistration of Common Stock”

Appendix A: Merger Agreement

Item 7.   Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Geneve Group Members’ Purposes and Reasons for the Merger”

“Special Factors – Position of the Geneve Group as to Fairness of the Merger”

“Special Factors – Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Geneve Group Members’ Purposes and Reasons for the Merger”

“Special Factors – Position of the Geneve Group as to Fairness of the Merger”

“Special Factors – Plans for the Company After the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Geneve Group Members’ Purposes and Reasons for the Merger”

“Special Factors – Position of the Geneve Group as to Fairness of the Merger”

“Special Factors – Plans for the Company After the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors – Accounting Treatment of the Merger”

“Special Factors – Material U.S. Federal Income Tax Consequences”

“Special Factors – Payment of the Merger Consideration and Surrender of Stock Certificates”

“Rights of Appraisal”

Appendix A: Merger Agreement

Item 8.   Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Opinion of the Special Committee’s Financial Advisor”

“Special Factors – Geneve Group Members’ Purposes and Reasons for the Merger”

“Special Factors – Position of the Geneve Group as to Fairness of the Merger”

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Merger”

Appendix B: Opinion of Perella Weinberg Partners LP

In addition, the (i) presentation of Perella Weinberg Partners LP to the Special Committee, dated November 8, 2021, and (ii) preliminary presentation materials of Perella Weinberg Partners LP, delivered to the Special Committee on October 21, 2021, are attached to this Schedule 13E-3 as Exhibits c(2) and c(3), respectively.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Special Meeting – Required Vote”

(d) – (e) Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

(f) Other Offers. Not applicable.

Item 9.   Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Opinion of the Special Committee’s Financial Advisor”

“Where Stockholders Can Find Additional Information”

Appendix B: Opinion of Perella Weinberg Partners LP

In addition, the (i) presentation of Perella Weinberg Partners LP to the Special Committee, dated November 8, 2021, and (ii) preliminary presentation materials of Perella Weinberg Partners LP, delivered to the Special Committee on October 21, 2021, are attached to this Schedule 13E-3 as Exhibits c(2) and c(3), respectively.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours.

Item 10.   Source and Amounts of Funds or Other Consideration

(a);(c) Source of Funds;  Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Fees and Expenses”

“The Merger Agreement – Treatment of Company Equity Awards”

“The Merger Agreement – Payment for the Common Stock in the Merger”

Appendix A: Merger Agreement

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 11.   Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Independence Holding Company – Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Support Agreements”

“Important Information Regarding Independence Holding Company – Issuer Purchases of Equity Securities”

“Important Information Regarding Independence Holding Company – Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding Independence Holding Company – Transactions Between the Company and the Geneve Group Members”

Item 12.   The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors – Support Agreements”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Purpose and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

Item 13.   Financial Statements

(a) Financial Information: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Independence Holding Company – Book Value Per Share”

“Where Stockholders Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 16, 2021, as amended by Amendment No. 1 to Form 10-K filed on April 30, 2021 are incorporated herein by reference.

The financial statements set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2021, June 30, 2021, and September 30, 2021, filed on May 7, 2021, August 9, 2021, and November 9, 2021 respectively, are incorporated herein by reference.

(b) Pro forma Information. Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting – Solicitation of Proxies”

“Where Stockholders Can Find Additional Information”

(b) Employees and Corporate Assets. Not applicable.

Item 15.   Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Golden Parachute Compensation”

“Advisory Vote on Golden Parachute Compensation”

(c) Other Material Information. The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

The entirety of the Proxy Statement, including all appendices thereto, is incorporated by reference.

Item 16.   Exhibits

Exhibit No.	Description
a(1)

Definitive Proxy Statement of Independence Holding Company (included in the Schedule 14A filed with the Securities and Exchange Commission on January 6, 2022 and incorporated herein by reference (the “Proxy Statement”))

a(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference)
a(3)	Letter to Company Stockholders (included in the Proxy Statement and incorporated herein by reference)
a(4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference)
a(5)	Press Release dated November 9, 2021 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 9, 2021)
b(1)	Form of Support Agreement (incorporated herein by reference to Appendix D of the Proxy Statement)
c(1)	Opinion of Perella Weinberg Partners LP (incorporated herein by reference to Appendix B of the Proxy Statement)
c(2)	Presentation, dated November 8, 2021, of Perella Weinberg Partners LP, to the Special Committee*
c(3)	Preliminary presentation materials of Perella Weinberg Partners LP, delivered to the Special Committee on October 21, 2021*
d(1)	Agreement and Plan of Merger, dated November 9, 2021, among the Company, Geneve Holdings, Inc. and Geneve Acquisition Corp. (incorporated herein by reference to Appendix A of the Proxy Statement)
e(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix C of the Proxy Statement)

* Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2022

INDEPENDENCE HOLDING COMPANY
By:	/s/ Teresa A. Herbert
	Name:	Teresa A. Herbert
	Title:	President

GENEVE HOLDINGS, INC.
By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	Chairman, Chief Executive Officer and President

GENEVE CORPORATION
By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	Chairman, Chief Executive Officer and President

GENEVE ACQUISITION CORP.
By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	President

ARGENT INVESTORS MANAGEMENT CORP.
By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	Chairman and President

SIC SECURITIES CORP.
By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	President

SMH ASSOCIATES CORP.
By:	/s/ Steven B. Lapin
	Name:	Steven B. Lapin
	Title:	President

/s/ STEVEN B. LAPIN
STEVEN B. LAPIN